

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 26, 2008

Via U.S. Mail and Fax (82 31 727 0949)
Mr. Soo-Ho Maeng
Chief Financial Officer
KT Corporation
206 Jungja-dong
Bundang-do
Gyunggi-do
463-711 Korea

      RE: KT Corporation
              Form 20-F for the fiscal year ended December 31, 2007
              Filed June 30, 2008
              File No. 1-14926

Dear Mr. Maeng:

      We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We have asked you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements- KT Corporation

Note 36 – Reconciliation to United States Generally Accepted Accounting Principles, page F-87

1.   Refer to your disclosure of discontinued operations on page F-77 and F-104. We note that you reversed the cumulative loss from the KTPI operations into income under both Korean and US GAAP. Please help us understand the basis for your accounting treatment, using the guidance in paragraphs 41-44 of FAS 144.

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR and provide any requested supplemental information in your response letter. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director